Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
January 22, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Legg Mason Partners Variable Income Trust
(filing relates to Legg Mason Western Asset Variable High Income Portfolio, Legg
Mason Western Asset Variable Adjustable Rate Income Portfolio and Legg Mason
Western Asset Variable Money Market Portfolio (collectively, the “Funds”) )
(File Nos. 33-40603 and 811-06310)
Ladies and Gentlemen:
          On behalf of Legg Mason Partners Variable Income Trust, a Maryland business trust, we are hereby filing copies of the current drafts of the “Fee table,” “Example” and related footnotes to be included in the Funds’ prospectuses. The Funds’ prospectuses were included in Post-Effective Amendment No. 54 to the registration statement for the Trust (the “Amendment”), which was filed with the Commission on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on November 13, 2009.
          We are filing copies of the draft “Fee table,” “Example” and related footnotes for the Funds in accordance with the Staff’s comments provided by Valerie Lithotomos in February 2008 in connection with Post-Effective Amendment No. 94 to the registration statement for Legg Mason Partners Income Trust.
          The Amendment was filed in order to reflect the enhanced disclosure and new prospectus delivery option for registered open-end investment companies as set forth in Form N-1A, as amended. The Amendment is expected to be effective on February 26, 2010.
          Please call Alisha Telci at (617) 951-8460 or the undersigned at (617) 951-8267 with any comments or questions relating to the filing.
Sincerely,
/s/ Barry N. Hurwitz
Barry N. Hurwitz